

Mail Stop 3561

December 29, 2008

Mr. Thomas CL Wong
Principal Financial Officer
Cardtrend International Inc.
800 5<sup>th</sup> Ave., Suite 4100
Seattle, WA 98104

> **Re:** **Cardtrend International Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 0-30013**

Dear Mr. Wong:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1.      Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the "standards," rather than the "auditing standards," of the Public Company Accounting Oversight Board (PCAOB). Your

auditor may not modify this language.  See Commission Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003 for guidance.  We also note that the report does not include a conformed signature.  Please request that your auditors revise their report to include a conformed signature such that the report fully complies with Rule 2-02 of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

2.      We note that you have a contra-equity deferred compensation account.  Please tell us how your presentation of deferred compensation as a contra-equity item complies with SFAS 123(R), particularly paragraph 74.  Otherwise, revise your presentation in future filings to eliminate your deferred compensation account.

Notes to Consolidated Financial Statements, page F-6

Note 2. Summary of Significant Accounting Polices, page F-6

Impairment of Goodwill and Other Intangible Assets, page F-9

3.      We note that the market value of your common stock outstanding as of December 31, 2007 is significantly less than the book value of your stockholders' equity.  Although we recognize that the fair value of a reporting unit can exceed its market capitalization, in light of your conclusion that goodwill was not impaired despite your market capitalization, recurring operating losses, negative cash flows from operations, full deferred tax asset valuation allowance, and going concern opinion, please provide us with more information about the results of your latest goodwill impairment test.  In your response, please quantify each reporting unit's carrying value and calculated fair value as of your latest impairment test and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in your assumptions and judgments.  If the first step of the test identified a potential impairment, thus requiring you to perform the second step of the test, please provide us the details of your determination of the implied fair value of goodwill.

Revenue Recognition, page F-9

4.      We note that you record goods sold in your Prepaid Business operations on a gross basis.  Since you disclose on page 6 that the prepaid products and services you sell are supplied by third parties, please tell us how your gross presentation meets the applicable criteria of EITF 99-19.

Note 10. Stock Options and warrants, page F-14

5.      We note that you issue stock options and warrants to non-employees. Please tell us and disclose how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with EITF 96-18 and/or other applicable accounting guidance.

6.      We note that you issued options to employees and non-employees to settle obligations, such as salaries, fees, and advances, owed to those parties. Please tell us how you account for these settlements and, since it appears that you already recorded expense for the outstanding obligations, clarify why it appears you record additional expense for the fair value of the options granted.

Note 12. Convertible Debt, page F-19

7.      Please clearly disclose the amount of each debt issuance outstanding at the balance sheet date, including debt discounts, such that the total can be easily agreed to amounts presented on the face of the balance sheet. Refer to Rule 5-02.22 of Regulation S-X. Additionally, please disclose principal payments due for each of the five years following the date of the latest balance sheet presented. Refer to paragraph 10 of SFAS 47.

8.      We note that you issued several convertible loans that are convertible into units whereby each unit consists of one restricted common share and one warrant. Please provide us with a detailed explanation of your accounting treatment for these convertible loan issuances by responding to the following items:

   - Please clarify if any of your convertible loans are convertible into solely common shares as opposed to units consisting of common shares and warrants. If so, please provide separate analyses for the items below for loans convertible into common shares and loans convertible into units.

   - Please provide us with a detailed explanation of your accounting treatment for the conversion features of your convertible notes. Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment. If you believe that the conversion features are not embedded derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. Please specifically tell us whether or not there is a limit on the number of shares that can be issued upon conversion of these notes and, if so, tell us and disclose the terms of the cap. If you bifurcated the conversion option as a derivative liability, please confirm that you recorded the liability at its full fair value.

- If you have determined that the conversion feature of your convertible loans are outside of the scope of SFAS 133 and EITF 00-19, please tell us how you calculate the effective conversion price of your convertible loans, as described in Issue 1 of EITF 00-27 and paragraph 16 of APB 14, and how you measure the intrinsic value of the related beneficial conversion features. Since it appears all of your convertible loans are convertible into units as opposed to solely common shares, please be detailed in your explanation. With respect to how you measure the intrinsic value, specifically address how you applied Issue 7 of EITF 00-27 for convertible loans with contingent conversion options. Please provide us with the journal entries you use to record the issuance of convertible loans with and without beneficial conversion features. Finally, we note your disclosure that the beneficial conversion features, or debt discounts, are amortized over the life of the convertible loans to interest expense. Since the convertible loans are due on-demand, please clarify for us the period over which the discounts are amortized, including whether there is a stated redemption date, and tell us how your accounting complies with the guidance in Issue 6 of EITF 00-27.

- Tell us about the terms of any registration payments arrangements and tell us if you recorded any contingent liabilities for those arrangements under FASB Staff Position No. 00-19-2.

- Citing relevant accounting guidance or predominant practice, tell us how you account for the conversions of loans into units and how you account for the accrual and payment of interest on the convertible notes. Please provide us with the journal entries you record for these transactions.

- Tell us how you account for the warrants issued upon conversion of the convertible debt. In doing so, tell us whether you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

9.    It appears that the majority, if not all, of your convertible loans are payable on-demand. Please clarify why you do not classify these on-demand obligations within current liabilities on your balance sheet. Refer to SFAS 78.

10.     You disclose on page F-20 that you converted a loan and accrued interest in September 2006 at a $0.15 per share conversion price that was half of the $0.30 per share contractual conversion rate.  Citing relevant authoritative accounting guidance, such as APB 26, FTB 80-1, SFAS 84, EITF 96-19, and EITF 06-6, please tell us how you accounted for this transaction and clarify whether or not you recorded a loss on the transaction and how that loss was calculated.  Tell us whether the related debt contained bifurcated conversion features accounted for as liabilities or beneficial conversion features.  Please also clarify if you have modified the terms of any other convertible loans or converted loans at other than the contractual rate during the historical periods presented and, if so, explain the accounting treatment applied.

Exhibit 31.1 and 31.2

11.     Please amend your filing to include a conformed signature above the signature line at the end of your certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 5. Acquisition of SMS BIZ SDN. BHD., page F-15

12.     You disclose that the acquired assets and assumed liabilities of SMS BIZ were recorded at their carrying value.  Please clarify why the acquired assets and assumed liabilities were not recorded at their estimated fair values in accordance with SFAS 141.  We also note that the acquiree had a negative equity position and the purchase price allocation was largely to goodwill.  Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated.  Please clarify why you did not record any intangibles, such as those described in paragraph A14 of SFAS 141.  After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is called for, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.  See paragraph 51(b.) of SFAS 141.

Note 12. Stock Based Compensation, page F-20

13.     We note that you adjusted the exercise price of numerous outstanding options during fiscal 2008.  Please tell us how you accounted for these modifications under SFAS 123R.

Note 13. Convertible Debt, page F-25

14.    You disclose that on September 19, 2008 a convertible note holder called for redemption and you issued a new note to the same holder.  Citing relevant authoritative accounting guidance, such as APB 26, FTB 80-1, EITF 96-19, and EITF 06-6, please tell us how you accounted for this redemption and clarify whether or not you recorded a loss on the transaction and how that loss was calculated.

Item 4. Controls and Procedures, page 45

Changes in Internal Control, page 45

15.    Please revise your disclosure to identify any changes, rather than only significant changes, in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  See Item 308(c) of Regulation S-K.

Exhibits 31 and 32

16.    Please revise the Section 302 certifications to include the internal control over financial reporting introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

17.    Please amend your filing to include a conformed signature above the signature line at the end of your certifications.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Sarah Rottman (Assistant Chief Accountant) at (202) 551-3340 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief